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09059739

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 48069

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/08_____ AND ENDING _____12/31/08_____
                                  MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Aurora Capital LLC

	OFFICIAL USE ONLY
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)	FIRM I.D. NO.

747 Chestnut Ridge Road

(No. and Street)

Chestnut Ridge	NY	10977
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jeff E. Margolis   917-834-7206
                                                     (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hays & Company LLP

(Name – if individual, state last, first, middle name)

477 Madison Avenue, 10th Floor	New York	NY	10022
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 0 2 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS

MAR 0 2 2009
Washington, DC

FOR OFFICIAL USE ONLY	111

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/23/09
SD

OATH OR AFFIRMATION

I, _____ Jeff Eliot Margolis _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of _____ Aurora Capital LLC _____ , as of _____ December 31 _____ , 20**08** _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

DAVID A. LIFSON
Notary Public, State of New York
No. 31-01LI4756808
Qualified in New York County
Commission Expires Oct. 25, 2010

_____
Signature

_____
PRESIDENT
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2008

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2008

CONTENTS

FINANCIAL STATEMENT

Hays & Company LLP

DAVID A. LIFSON, CPA
EDWARD A. KUCZMARSKI, CPA
RONALD B. HEGT, CPA
STUART M. FRIEDMAN, CPA
CAROL S. MESSMAN, CPA
TIMOTHY H. BOEHMER, CPA
J. TIMOTHY GARLAND, CPA

CERTIFIED PUBLIC ACCOUNTANTS
Globally: MOORE STEPHENS HAYS LLP

477 MADISON AVENUE
NEW YORK, NY 10022-5892
TELEPHONE: 212-572-5500
FACSIMILE: 212-572-5572
www.haysco.com

To the Members
  Aurora Capital LLC

INDEPENDENT AUDITOR'S REPORT

We have audited the accompanying statement of financial condition of Aurora Capital LLC as of December 31, 2008 that you are filing pursuant to Rule 17a-5 of the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Aurora Capital LLC as of December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.

Hays & Company LLP

February 27, 2009
New York, New York

AURORA CAPITAL LLC

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2008

ASSETS

Cash and cash equivalents	$	48,920
Deposits and accounts receivable from clearing organization		74,909
Advances and reimbursements receivable from employee		122,076
Prepaid expenses		15,750
Property and equipment, net of accumulated depreciation of $14,668		-
Other assets		2,500
	$	264,155

LIABILITIES AND MEMBERS' EQUITY

Liabilities

Accounts payable and accrued expenses	$	108,052

Commitments and contingencies
(Notes 3, 4, 5, 6 and 7)

Members' equity		156,103
	$	264,155

The accompanying notes are an integral
part of this financial statement.   2

AURORA CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2008

1   The Company

Organization

Aurora Capital LLC (the "Company") was organized as a Limited Liability Company under the laws of the State of New York on September 15, 1998 and received its initial member capital contributions on September 16, 1998. The Company succeeded to the business of Aurora Capital Corp. by amendment on Form BD that was filed with, what was then, the National Association of Securities Dealers, Inc. ("NASD"), the Company's self-regulatory organization. The Company is authorized to act as a broker or dealer in securities pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company, which is a member of the Financial Industry Regulatory Authority ("FINRA"), formerly the NASD, carries no customer funds or securities and therefore is exempt from Rule 15c3-3 of the Securities and Exchange Commission. The Company is also a member of the Securities Investors Protection Corporation.

Business

The Company, which originally acted solely as placement agent in exempt securities offerings and consultant and advisor to corporate finance clients, was authorized during 1999 by the NASD to expand its lines of business into public securities market activities. The Company commenced such activities in August 1999.

The principal business activities of the Company are (i) to act as placement agent in the private placement of securities in offerings exempt from registration under the Securities Act of 1933, as amended (ii) to act as a broker of securities, clearing public securities transactions on a fully disclosed basis through one or more independent clearing firms and (iii) acting as a consultant and advisor to its corporate finance clients. The Company focuses its investment banking activities primarily, but not exclusively, on companies involved in the life sciences and medical technologies industries. The Company's activities in the public securities markets are more general. The Company's business operates principally in the United States of America from its office located in New York, New York. The Company maintains branch offices in Boca Raton, Florida, Chestnut Ridge, New York, Miami, Florida and Fort Washington, Pennsylvania.

Members' capital

Aurora Capital Corp. contributed all of the net assets related to its securities brokerage and investment banking business, subject to all of its liabilities, in exchange for a 53.7% member interest in the Company in 1998. Through December 31, 2008, that percentage has been adjusted to approximately 33% due to member contributions, withdrawals and other capital adjustments. Aurora Capital Corp. and T Morgen Capital LLC are the managing members of the Company. On May 1, 2008, for an initial capital contribution of $15,600, the Company admitted a new member.

2 Significant accounting policies

Revenue recognition

Brokerage commissions and related expenses are recognized on a trade-date basis, as securities transactions occur.

Consulting, placement agency and advisory fees are recognized when earned and are no longer subject to negotiation or refund.

The Company's placement agency fees generally range between 5% and 10% of the gross cash proceeds raised for the issuer and are typically payable in cash, at closing. The Company's fees often include warrants to purchase a specified number of the issuer's securities, generally ranging between 5% and 10% of the number of securities placed by the Company in the offering.

In accordance with EITF Issue No. 99-19, *Reporting Revenue Gross as a Principal versus Net as an Agent*, reimbursements for out of pocket expenses are reported as revenue in the accompanying statement of operations.

Cash and cash equivalents

The Company considers all highly liquid financial instruments with a maturity of three months or less when purchased to be cash equivalents. All of the Company's cash and cash equivalents are maintained at one financial institution at December 31, 2008.

Securities

Marketable securities are valued at market value; securities not readily marketable are valued at fair value as determined by management.

Property and equipment

Property and equipment are carried at cost. Major additions and betterments are capitalized while normal repairs and maintenance, which do not extend the lives of the assets, are expensed as incurred.

Depreciation of property and equipment and amortization of capitalized lease assets are computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years.

Income taxes

The Company is treated as a partnership for federal and state income tax purposes. Accordingly, the accompanying financial statements contain no provision for federal or state income taxes since these taxes are the personal responsibility of the members.

The Company is subject to unincorporated business taxes in the City of New York. No provision or liability is required for the year ended December 31, 2008.

The Company has elected the cash basis of accounting for income tax reporting purposes. Deferred income taxes on the differences between the cash and accrual basis are not significant.

AURORA CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2008

2   Significant accounting policies (continued)

The income tax returns of the Company are subject to examination by federal and state taxing authorities. Such examinations could result in adjustments to net income or losses, which changes could affect the income tax liability of the individual members.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the year. Actual results could differ from those estimates.

3   Deposits and accounts receivable from broker-dealer

The Company clears its proprietary and customer transactions through another broker-dealer on a fully disclosed basis. In accordance with the terms of its correspondent clearing agreement with its clearing firm, the Company is required to maintain a minimum deposit of $25,000 with the clearing organization. The deposit serves as collateral for amounts due to the clearing broker-dealer.

4   Net capital requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15:1. The rule also provides that capital may not be withdrawn or cash distributions paid if the resulting ratio would exceed 10:1. At December 31, 2008, the Company had net capital of $15,777, which was $8,574 in excess of its required minimum net capital of $7,203. The Company's ratio of aggregate indebtedness to net capital was 6.85:1.

5   Related party transactions

During 2008, the Company earned consulting fees of $28,000 from its affiliates related primarily to due diligence and general consulting services.

An affiliate of the managing member entered into an agreement with the Company to allocate certain occupancy and overhead of the affiliate to the Company based on utilization of their shared office space. The Company was billed $55,778 for occupancy costs during the year ended December 31, 2008 by its affiliate.

There was $122,076 due from an employee at December 31, 2008. The receivable is non-interest bearing and due upon demand.

As a result of these transactions, the financial condition and results of operations of the Company, as reported, are not necessarily indicative of the results that would have been reported had the Company operated completely independently.

AURORA CAPITAL LLC

NOTES TO STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2008

6   **Indemnifications**

In the normal course of business, the Company enters into contracts that contain a variety of indemnifications. The Company's maximum exposure under these arrangements is unknown. The Company does not anticipate recognizing any loss relating to these arrangements.

In the ordinary course of business, the Company was subject to a FINRA examination during the year ended December 31, 2008. The examination has not been concluded. These examinations could potentially result in findings against the Company for violations of various rules and regulations and also result in fines against the Company. While the Company cannot predict the outcome of the examination, management does not believe any potential findings or fines would have a material impact on the financial position or results of operations of the Company.

7   **Leases**

On November 17, 2005 the Company entered into an equipment lease which is being accounted for as an operating lease. The lease has a term of 5 years with monthly payments of $328, and expires during 2010.

The future minimum lease payments for all non-cancellable operating leases are as follows:

Year ending December 31,		
2009	$	3,936
2010		3,444
Total	$	7,380